UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ATP OIL & GAS CORPORATION
(Name of Issuer)

Common Stock, $.001 par value per share
(Title and Class of Securities)

00208J108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[x] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 00208J108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
ALETHEIA RESEARCH AND MANAGEMENT, INC., IRS number 95-4647814, as general partner of various limited partnerships and on behalf of various managed accounts.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,797,248

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,797,248

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,797,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.4%

12	TYPE OF REPORTING PERSON
Aletheia Research and Management, Inc.- IA

CUSIP No. 00208J108	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

ATP Oil & Gas Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

4600 Post Oak Place, Suite 200, Houston, Texas 77027

Item 2(a).	Name of Person Filing:

Aletheia Research and Management, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

100 Wilshire Boulevard, Suite 1960, Santa Monica, CA 90401

Item 2(c).	Citizenship:

Not Applicable.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value.

Item 2(e).	CUSIP Number:

00208J108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act.

(e)	[X]	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No. 00208J108	Page 24of 6 Pages

(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box [  ].

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,797,248*

(b)	Percent of Class: 9.4%

(c)	Number of Shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 4,797,248

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 4,797,248

	(iv)	Shared Power to dispose or to direct the disposition of: 0

* See Disclaimer of Beneficial Ownership

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Various accounts and funds managed by the reporting person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts. To the knowledge of the reporting person, the interest of any one such account does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP No. 00208J108	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: February 13, 2011	ALETHEIA RESEARCH AND MANAGEMENT, INC.

By: /s/ Peter J. Eichler, Jr.
Name: Peter J. Eichler, Jr.
Title: Chief Executive Officer

EXHIBIT A

DISCLAIMER OF BENEFICIAL OWNERSHIP

ATP Oil & Gas Corporation
Common Stock
4,797,248 shares

Aletheia Research and Management, Inc. (“Aletheia”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and serves in such capacity for a number of managed accounts and funds. In its role as an investment advisor or manager, Aletheia possesses investment and/or voting power over the securities of the Issuer as described in this schedule. Aletheia disclaims beneficial ownership of a portion of such securities to the extent that it has no pecuniary interest therein. Accordingly, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purposes other than Section 13(a) of the Securities Exchange Act of 1934.